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TravelNow.com                                         HOTEL RESERVATIONS NETWORK

                                                           www.hoteldiscount.com


FOR IMMEDIATE RELEASE
---------------------


               HOTEL RESERVATIONS NETWORK TO ACQUIRE TRAVELNOW.COM

       -Major Distribution Play: HRN's Internet Affiliate Base To Increase
                     From 4,000 to 16,000 Total Affiliates-

January 4, 2001 - Dallas, TX and Springfield, MO - Hotel Reservations Network
(HRN) (NASDAQ: ROOM) www.hoteldiscount.com, the Internet's number one provider of discount hotel accommodations worldwide, and TravelNow.com (NASDAQ: TNOW), a leading Internet travel site with one of the largest travel affiliate programs on the web, announced today that they have entered into a definitive merger agreement pursuant to which HRN will acquire all of the outstanding shares of TravelNow for $4.16 per share in cash. Including shares of TravelNow that were previously purchased by HRN, as well as certain other contractual payments in the transaction, the total value of the acquisition is approximately $47.4 million.

The merger brings together two companies in the online travel industry that have the largest and most successful affiliate distribution networks on the Internet, with a combined total of over 16,000 affiliate partners. Both companies will benefit from the premier distribution network created by this merger and the opportunity to provide their products and services to millions of new customers.

The merger agreement provides that, by no later than January 18, 2001, HRN will commence a tender offer for all outstanding shares of TravelNow's common stock. The Board of Directors of TravelNow has unanimously approved the merger agreement and recommends that shareholders tender their shares into the tender offer.

"Like HRN, TravelNow has been very successful in growing its business rapidly through the use of the Internet affiliate distribution model," said Bob Diener, President of Hotel Reservations Network. "The combination of the two companies will create an enormous distribution platform from which HRN can aggressively build upon its leadership position in the online hotel accommodations market."

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Mr. Diener continued, "In addition to expanding our distribution base and product offerings, this transaction further strengthens the revenue and cash flow generating momentum inherent in HRN's unique and profitable business model. Leveraging HRN's infrastructure, we have identified several areas where we expect to be able to increase the sales and profits of both HRN and TravelNow. Further, our financial position remains solid. Following the close of the transaction, we will still have over $130 million in cash and no debt. We look forward to working with our new partners at TravelNow and welcome them to the HRN family."

Jeff Wasson, Chief Executive Officer of TravelNow.com said, "The merger between two of the most successful travel distribution networks allows for the rapid growth and clear leadership position of a stronger entity. The opportunity to form such a relationship gives both TravelNow and HRN clients a greater value proposition. From technology and customer service offerings to discounts and combined resources, this is an opportunity that does not happen very often. The complete advanced technology solution that encompasses the best network and the widest, fastest service will ultimately benefit the traveler."

The tender offer is subject to customary conditions. The offer is not subject to receipt of financing. Upon successful completion of the tender offer, the agreement calls for a merger pursuant to which any remaining shareholders will receive cash in the same amount as paid in the tender offer. TravelNow will become a wholly-owned subsidiary of HRN and its management team will remain intact. The acquisition is expected to close by the end of the 1st quarter of 2001.

HRN will host a conference call to discuss this announcement at 1:00 p.m. Eastern time on January 4, 2001. To access the call please dial 212-346-6440. In addition the live call will be available over the Internet at www.hoteldiscount.com under the Investor Relations section. The call will be archived at the same website and will be available within 48 hours.

About HRN
---------

Hotel Reservations Network, Inc. (NASDAQ: ROOM) is the Internet's #1 provider of discount hotel accommodations and supplier of room availability during sold out periods. In addition, HRN provides travellers with access to vacation rentals, including vacation timeshare properties, condominiums and other managed vacation properties. HRN supplies travellers with an easy-to-use, one-stop source for the guaranteed lowest hotel rates and vacation rentals through its Websites, http://www.hoteldiscount.com, http://www.180096hotel.com and http://www.condosaver.com, over 4,000 affiliate Websites, and HRN's 24x7 toll-free call center (1-800-96-HOTEL). HRN provides hotel accommodations at over 2,100 hotels in more than 83 major markets in North America and Western Europe and vacation rentals at approximately 100 properties in 13 markets. For more information about HRN, visit the Company's websites at http://www.hoteldiscount.com and http://www.180096hotel.com. Located in Dallas, Texas, HRN is a majority-owned subsidiary of USA Networks, Inc.'s (NASDAQ: USAI) Information and Services unit.

About TravelNow
---------------

Launched in 1995, TravelNow (NasdaqSC: TNOW) was among the very first real-time hotel reservation services on the Internet. TravelNow was also the first Internet travel site to provide consumers with the capability to initiate a wireless hotel reservation. Through its network of over 12,000 affiliates, as well as its own Website www.travelnow.com, TravelNow provides competitive rates for more than 40,000 hotels in 5,000 cities and 140 countries. Additionally, the Company offers discounts of up to 65 percent on 700 hotels in almost every major city and up to 40 percent on over 7,000 hotels around the world. In addition, TravelNow offers car, air, rail and cruise reservations at www.travelnow.com. For investor relations or press information please visit investor.travelnow.com

This news release contains "forward-looking statements" regarding HRN. HRN has based these forward-looking statements on its current expectations and projections about future events, based on the information currently available to it. The forward-looking statements include among other things, statements relating to HRN's anticipated financial performance, business prospects, new developments, new strategies and similar matters. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of HRN's business and include, but are not limited to, the risk factors described under the section "Risk Factors" in HRN's prospectus filed with the SEC on February 25, 2000 (which is available upon request from HRN or on HRN's websites, www.hoteldiscount.com and www.180096hotel.com, under the heading "Investor Relations") and the following: 1) material adverse changes in the economic conditions in HRN's markets; 2) future regulatory actions and conditions in HRN's operating areas; 3) competition from others; 4) product demand and market acceptance; 5) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; and 6) the ability to obtain and retain key executives and employees. HRN undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this press release may not prove correct.

Information in this press release contains forward-looking statements regarding TravelNow.com that involve risks and uncertainties that might adversely affect the Company's operating results in the future to a material degree. Such risks and uncertainties include, without limitation, the ability of the Company to raise capital to finance the development of its software products, the effectiveness and the marketability of its services, the ability of the Company to protect its proprietary information, and the establishment of an efficient corporate operating structure as the Company grows. These and other risks and uncertainties are presented in detail in the Company's Form 10-KSB, which was filed with Securities and Exchange Commission on October 12, 1999. This information is available from the SEC or the Company.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of TravelNow.com. The tender offer will be made pursuant to a tender offer statement and related materials. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this news release when they become available because they will contain important information. The tender offer statement will be filed by HRN with the Securities and Exchange Commission (SEC), and a solicitation/recommendation statement will be filed by TravelNow.com with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by TravelNow.com and HRN at the SEC's website, www.sec.gov, and available from HRN upon request.

                                      # # #
For further information:

For Hotel Reservations Network:
-------------------------------

Media Relations:          Investor Relations:
Lois Fuhr                 Mel Robinson                    Brainerd Communicators
Fuhr & Associates         Hotel Reservations Network      Michael Smargiassi
425-788-7878              214-361-7311 ext 1034           Phone: 212-986-6667
lfuhr@fuhrassoc.com       mrobinson@hoteldiscount.com     smarg@braincomm.com


For TravelNow:
--------------

Ross Summers              Rick Keating or James Forte
TravelNow.com             KeatingPR
417-864-3600 ext 1304     973-376-9300.
ross@travelnow.com        james@keatingpr.com / rick@keatingpr.com